Mail Stop 4561





September 23, 2005


By U.S. Mail and facsimile to (740)  374-9349.

John W. Conlon
Chief Financial Officer and Treasurer
Peoples Bancorp Inc.
138 Putnam Street
P.O. Box 738
Marietta, OH 45750-0738

Re:	Peoples Bancorp Inc.
Form 10-K
	Filed March 15, 2005
	File No. 000-16772

Dear Mr. Conlon:

      We have reviewed your filing and have the following comments.
We have limited our review to only the issue raised in our comments.
Where indicated, we think you should revise your document in response to this comment in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements

Note 12 - Financial Instruments with Off-Balance Sheet Risk, page
73

1. We note your disclosure on page 74 that you hold an option to enter into an interest rate swap to hedge a convertible FHLB advance and have classified this hedging relationship as a cash flow hedge.
Please provide us with the following information with respect to this hedging relationship:

* Clarify whether the hedging instrument in this cash flow hedge is the option to enter into an interest rate swap or the interest rate swap itself.

* Clearly describe the terms of both the hedging instrument and the hedged item.

* Describe the specific documented risk being hedged.

* Tell us how you determined that this hedging relationship met all of the criteria of paragraphs 28-29 of SFAS 133 to qualify as a cash flow hedge.

* Identify whether you use the long-haul method, the short-cut method, or matched terms to assess the effectiveness of this hedging strategy.

* Describe how you assess hedge effectiveness and measure hedge ineffectiveness.

* If you apply the short cut method of assessing hedge effectiveness, tell us how you determined that this hedge met the conditions of paragraph 68 of SFAS 133 to qualify for such treatment.

* Tell us how you determine that the forecasted transaction (i.e.
conversion of advance to variable rate) is probable considering the guidance in paragraph 464 of SFAS 133.

2. Please tell us whether you are a party to any other derivative instruments to which you apply hedge accounting treatment under SFAS
133. If so, please describe the terms of such instruments and explain how you account for these hedges.

* * * * *

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment, indicates your intent to include the requested revisions in future filings and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Rebekah Moore, Staff Accountant, at (202)
551-
3463 or me at (202) 551-3426 if you have questions.

Sincerely,



Angela Jackson
Senior Accountant
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John W. Conlon
Peoples Bancorp Inc.
September 23, 2005
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